Alchemy Investments Acquisition Corp 1

850 Library Avenue, Suite 204-F

Newark, DE 19711

December 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady, Jennifer Monick, Benjamin Holt, Pam Howell

Re: Alchemy Investments Acquisition Corp 1

Draft Registration Statement on Form S-1

Submitted December 29, 2021

CIK No. 0001901336

Ladies and Gentlemen:

This letter sets forth responses of Alchemy Investments Acquisition Corp 1 (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 25, 2022, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing the Registration Statement which reflects these revisions and clarifies certain other information. References to page numbers in the Company’s responses to the comments below correspond to the page number in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted December 29, 2021

Prospectus Cover Page, page i

1.	Staff’s comment: We note the disclosure that you may seek shareholder approval to amend the amended and restated memorandum and articles of incorporation to extend the time period available to complete an initial business combination. You then state that "public shareholders will be offered the opportunity to vote on or redeem their shares in connection with any such extension." Please explain why shareholders will not be offered the opportunity to vote on and redeem their shares in connection with such extension.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page to reflect that shareholders will be offered the opportunity to vote on and redeem their shares in connection with an extension.

2.	Staff’s comment: We note the disclosure on page 120 that holders of class B ordinary shares are the only shareholders entitled to vote for the appointment or removal of directors. Please revise the cover page to clearly disclose these disparate voting rights. Please also reconcile the disclosure on page 120 with the disclosure on page 18, which states that class A and class B ordinary shares vote together as a class, except as required by law.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and throughout the prospectus to reflect that, except as required by law, class A and class B ordinary shares will vote together as a single class on all matters including the election of directors.

Principal Shareholders, page 112

3.	Staff’s comment: Please disclose the control person(s) for your sponsor, DeepTech Capital LLC. In addition, we note that you have attributed portions of the shares held by your sponsor to the various officers and directors. Please revise to include the beneficial ownership of the entire amount held by your sponsor to the person(s) who controls your sponsor. See Instruction 2 to Item 403 and Rule 13d-3.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 119 through 120 accordingly.

General

4.	Staff’s comment: We note your disclosure on pages 42 and 100 regarding competition. Please expand your disclosure to address competition from other SPACs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 47 through 48 and 107 accordingly.

5.	Staff’s comment: We note your disclosure on pages 67 and 81 regarding the potential need to raise additional funds. Please expand your disclosure to describe the impact of additional financing on public shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 74 and 89.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mattia Tomba
Mattia Tomba
Co-Chief Executive Officer

Via E-mail:

cc:	Tamar Donikyan Kirkland & Ellis LLP

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